

SEC[illegible] 05040301 [illegible]MISSION

VF 3-29-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colchester Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~David R. Yoshida~~ 781-273-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yoshida, Croyle & Sokolski, PC
(Name – *if individual, state last, first, middle name*)

20 Burlington Mall Road, Burlington MA 01803
(Address) (City) (State) (Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

RECD S.E.C.
FEB 28 2005

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19

VF 3-29-05

OATH OR AFFIRMATION

I, David R. Yoshida, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colchester Partners, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



MARYELLEN KENNEY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 5, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-65464


SEC MAIL
RECEIVED
FEB 28 2005
WASH., D.C.

COLCHESTER PARTNERS, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

COLCHESTER PARTNERS, LLC

TABLE OF CONTENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



Yoshida, Croyle & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Colchester Partners, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Colchester Partners, LLC, (the "Company") as of December 31, 2004 and 2003 and the related statements of income, cash flows, and changes in members' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colchester Partners, LLC as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yoshida, Croyle & Sokolski, P.C.

January 26, 2005

20 Burlington Mall Road ◦ Burlington, Massachusetts 01803 ◦ (781) 273-1010 • FAX: (781) 270-9592

COLCHESTER PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash	$ 731,299	$ 557,091
Receivables from customers	1,078,348	103,435
Investments	72	72
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $29,336 and $17,452	47,820	47,992
Other assets	48,302	17,569
TOTAL ASSETS	$ 1,905,841	$ 726,159

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
Accounts payable, accrued expenses and other liabilities	$ 8,271	$ 4,000
Member's equity	1,897,570	722,159
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,905,841	$ 726,159

The accompanying notes are an integral part of these financial statements.

COLCHESTER PARTNERS, LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE		
Advisory fees	$ 2,539,483	$ 776,000
Interest income	8,262	11,280
TOTAL REVENUE	2,547,745	787,280
EXPENSES		
Employee compensation and benefits	56,471	24,988
Members' compensation and benefits	259,935	253,834
Occupancy	71,417	70,275
Professional fees	28,154	13,886
Regulatory fees	500	2,034
Communications and data processing	48,395	44,010
Marketing	2,527	2,295
Travel and entertainment	17,756	15,828
Depreciation	11,884	11,659
Outside services	285	22,415
Other expenses	25,010	21,766
TOTAL EXPENSES	522,334	482,990
NET INCOME	$ 2,025,411	$ 304,290

The accompanying notes are an integral part of these financial statements.

COLCHESTER PARTNERS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,025,411	$ 304,290
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	11,884	11,659
Decrease in operating assets:		
Receivables from customers	(974,913)	3,637
Other assets	(30,733)	-
Increase in operating liabilities:		
Accounts payable, accrued expenses and other liabilities	4,271	4,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,035,920	323,586
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	-	(72)
Purchase of furniture, equipment and leasehold improvements	(11,712)	(1,499)
NET CASH USED IN INVESTING ACTIVITIES	(11,712)	(1,571)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	(850,000)	(325,000)
NET CASH USED IN FINANCING ACTIVITIES	(850,000)	(325,000)
INCREASE (DECREASE) IN CASH	174,208	(2,985)
CASH - BEGINNING OF YEAR	557,091	560,076
CASH - END OF YEAR	$ 731,299	$ 557,091

The accompanying notes are an integral part of these financial statements.

COLCHESTER PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

MEMBERS' EQUITY, JANUARY 1, 2003	$ 742,869
NET INCOME	304,290
CAPITAL DISTRIBUTIONS	(325,000)
MEMBERS' EQUITY, DECEMBER 31, 2003	722,159
NET INCOME	2,025,411
CAPITAL DISTRIBUTIONS	(850,000)
MEMBERS' EQUITY, DECEMBER 31, 2004	$ 1,897,570

The accompanying notes are an integral part of these financial statements.

COLCHESTER PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE 1 *NATURE OF BUSINESS*

Colchester Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of National Association of Securities Dealers ("NASD"). The Company is an investment banking and strategic advisory firm organized to serve the needs of investment management organizations and their professionals throughout the United States of America.

NOTE 2 *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company uses the accrual method of accounting. Advisory fees are earned pursuant to a written engagement on a client-by-client basis. Such fees may include either fixed retainers, contingent based fees, or a combination of both. Contingent fees can either be based on a fixed dollar amount, or may be calculated based on a predetermined formula. Due to the nature of these engagements, revenues are recognized and accrued when they become due and payable. Expenses are recognized as incurred.

Income Taxes

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the individual income tax returns of its members based upon their percentage of ownership. Consequently, no provision for income taxes is required in the accompanying financial statements.

Statement of Cash Flows

For purposes of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturity of less than ninety days that are not held for sales as the ordinary course of business.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of receivables from customers. Concentration of credit risk related to receivables from customers is limited due to a client base of companies and individuals with high net worth. The Company maintains continuing credit evaluations of its clients' financial condition. No collateral is required for accounts receivable balances.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives range from five to seven years.

NOTE 3 RECEIVABLE FROM CUSTOMERS

The Company carries its receivable from customers at cost less an allowance for doubtful accounts. Receivable from customers are not collateralized. On a periodic basis, the Company evaluates its receivable from customers and establishes an allowance if deemed necessary, based on its history of past write-offs, collections, current condition and age of the receivable. Management believes no allowance is necessary at December 31, 2004 and 2003.

NOTE 4 SIGNIFICANT CUSTOMERS

In 2004, two clients represented 95% of the receivable balance and 53% of advisory fees from customers for the year, and two other clients represented 29% of the fees for the year.

In 2003, two clients represented 78% of the receivable balance and 26% of advisory fees from customers for the year, and three other clients represented 42% of the fees for the year.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under Appendix E to SEC Rule 15c3-1, the Company is required to maintain a net capital requirement of no less than $5,000.

At December 31, 2004 and 2003, the Company had net capital of $723,028 and $568,091, respectively, which was in excess of its required net capital of $5,000 by $718,028 in 2004 and $563,091 in 2003. The Company's aggregate indebtedness to net capital at December 31, 2004 and 2003 is 1%.

NOTE 6 RECEIVABLES FROM CUSTOMERS

Included in receivables from customers are amounts that will be received in installments. The installments are interest free and unsecured. The aging of receivables from customers at December 31, 2004 and 2003 are as follows:

	2004	*2003*
Receivables from customers	$1,078,348	$103,435
Less: amounts due in less than one year	(898,348)	(103,435)
Amounts due in more than one year	$180,000	$ -

NOTE 7 INVESTMENTS

The investment is in a minority interest of a Limited Liability Company valued at cost.

NOTE 8 ALLOCATION OF INCOME

Income, after certain guaranteed payments, is allocated to the members based on their percentage interest in the Company per the LLC operating agreement. Certain members' compensation is exclusively based on member distributions and is not included as an expense on the statement of income.

COLCHESTER PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE 9 *LEASE COMMITMENTS*

Rent

The Company currently rents property from an unrelated party under an operating lease. The Company's lease expires on April 1, 2005 and requires monthly rental payments of $5,889 for the remainder of the lease term. The Company paid a security deposit of $11,713 to the landlord.

In December 2004 the Company moved to rent property from an unrelated party under an operating lease. The sixty month lease expires on March 31, 2010 and requires monthly payments of $7,675, after a three month rent-free period. The Company paid a security deposit of $23,025 to the landlord in 2004.

Rent expense for the years ended December 31, 2004 and 2003 was $ 71,417 and $70,275, respectively.

The minimum future commitments are as follows:

Year Ended December 31:	*Amount*
2005	$ 86,743
2006	92,100
2007	92,100
2008	92,100
2009	92,100
Thereafter	23,025
	$478,168

SUPPLEMENTARY INFORMATION



Yoshida, Croyle & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Colchester Partners, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Colchester Partners LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

20 Burlington Mall Road ◦ Burlington, Massachusetts 01803 ◦ (781) 273-1010 • FAX: (781) 270-9592

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



January 26, 2005

COLCHESTER PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2004

Basic method used to calculate Net Capital:

TOTAL MEMBER'S EQUITY AVAILABLE FOR NET CAPITAL	$ 1,897,570
DEDUCTIONS	
Nonallowable assets:	
Receivables from customers	1,078,348
Furniture, equipment and leasehold improvements, net	47,820
Investments	72
Other assets	48,302
TOTAL DEDUCTIONS	1,174,542
NET CAPITAL	723,028
NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$ 718,028
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ (8,271)
TOTAL AGGREGATE INDEBTEDNESS	$ (8,271)
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	1%

COLCHESTER PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION
PART II FORM X-17A-5 AS OF DECEMBER 31, 2004

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	773,144
Audit adjustments to cash		(3,940)
Audit adjustments to accounts receivable		(41,905)
Audit adjustments to accrued expenses		(4,271)
Net capital per above	$	723,028